EXHIBIT 99.1

GRAND TOYS INTERNATIONAL LIMITED

Suite 1501, 15th Floor, Chinachem Golden Plaza

77 Mody Road, Tsimshatsui East

Kowloon, Hong Kong

(Nasdaq: GRIN)

www.grand.com

Contact:

David C.W. Howell

Chief Financial Officer

E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS RECEIVES LETTERS FROM NASDAQ

REGARDING NON-COMPLIANCE WITH MINIMUM MARKET VALUE

OF PUBLICLY HELD SHARES RULE AND MINIMUM BID PRICE RULE

Hong Kong – February 12, 2008. Grand Toys International Limited (Nasdaq: GRIN) today announced that it has received a letter from The Nasdaq Stock Market (“Nasdaq”) indicating that, for the last 30 consecutive trading days, the Company’s American Depositary Shares (“ADS”) have not maintained a minimum market value of publicly held shares of $1,000,000 as required for continued inclusion on Nasdaq by Marketplace Rule 4310(c)(7) (the “MVPHS Rule”). Therefore, in accordance with Marketplace Rule 4310(c)(8)(B), the Company will be provided 90 calendar days, or until May 1, 2008, to regain compliance. The Nasdaq letter states that, if at any time before May 1, 2008, the minimum market value of publicly held shares of the Company’s ADS is $1,000,000 or more for a minimum of ten consecutive trading days, Nasdaq staff will provide written notification that the Company complies with the MVPHS Rule.

The Nasdaq letter also states that, if the Company does not regain compliance with the MVPHS Rule by May 1, 2008, Nasdaq staff will provide written notification that the Company’s securities will be delisted. At that time, the Nasdaq Marketplace Rules would permit the Company to appeal the Nasdaq staff’s determination to delist its securities to a Nasdaq Listing Qualifications Panel.

The Company also announced that it has received a letter from The Nasdaq Stock Market indicating that, for the last 30 consecutive business days, the bid price of the Company’s ADS has closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4) (the “Minimum Bid Price Rule”). Therefore, in accordance with Marketplace Rule 4310(c)(9)(D), the Company will be provided 180 calendar days, or until July 30, 2008, to regain compliance. The Nasdaq letter states that, if, at any time before July 30, 2008, the bid price of the Company’s ADS closes at $1.00 per share or more for a minimum of 10 consecutive business days,

Grand Toys International Limited

Nasdaq staff will provide written notification that it has achieved compliance with the Minimum Bid Price Rule.

The Nasdaq letter also states that, if the Company does not regain compliance with the Minimum Bid Price Rule by July 30, 2008, Nasdaq staff will provide written notification that the Company’s securities will be delisted.

Both letters have no effect on the listing of the Company’s ADS at this time.

About Grand Toys International Limited:

Grand Toys International Limited, through its Hong Kong, PRC and US operating subsidiaries, develops, manufactures and distributes toy and toy-related products throughout the world; prints and assembles books and specialty packaging; and develops and manufactures party goods. Additional information on Grand Toys can be found on its website at http://www.grand.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited.